Exhibit 99.1

NLS Pharmaceutics and Kadimastem Highlight Continued BIRD Foundation Support for ITOL-102 Diabetes Program Following Merger

Zurich, Switzerland – October 29, 2025 – NLS Pharmaceutics Ltd. (Nasdaq: NLSP) (“NLS” or the “Company”), a biopharmaceutical company focused on developing innovative therapies for central nervous system and neurodegenerative disorders, and Kadimastem Ltd. (TASE: KDST) (“Kadimastem”), a clinical-stage cell therapy company developing treatments for neurodegenerative diseases and diabetes today announced that the ITOL-102 cell therapy program for Type 1 Diabetes, originally supported through a grant from the Israel-U.S. Binational Industrial Research and Development (“BIRD”) Foundation awarded to Kadimastem, will continue under the combined company’s development framework following the completion of the merger between NLS and Kadimastem.

The BIRD Foundation — an established binational research and development (“R&D”) fund — supports industrial collaborations between Israeli and U.S. companies. Since its establishment in 1977, BIRD has invested more than $300 million in over 1,000 joint projects, generating more than $10 billion in direct and indirect sales. The BIRD Foundation will continue to support the ITOL-102 program under the merged company NewCelX Ltd.

Following the merger between NLS and Kadimastem, NewCelX Ltd. (“NewCelX”), the combined company will continue to advance the ITOL-102 program within its integrated R&D portfolio, maintaining its collaborative arrangement with iTolerance Inc., a Miami-based regenerative medicine company developing immune-tolerant cell therapies. The ITOL-102 program seeks to develop a functional, stem-cell-derived, pancreatic islet cell therapy capable of curing Type 1 Diabetes without the need for lifelong immunosuppression.

Microscopic look at Kadimastem’s Beta cells

“The BIRD Foundation supports the continued work on the ITOL-102 program under the combined company’s development framework,” said Omer Carmel, Director of Business Development at the BIRD Foundation. “Our goal has always been to promote collaborative research and innovation between Israeli and U.S. companies, helping translate promising scientific advances into potential real-world applications. We look forward to following the progress of this project as it continues to advance under NewCelX.”

Ronen Twito, Executive Chairman and CEO of Kadimastem, who will also be Executive Chairman and CEO of NewCelXupon completion of the merger, added:

“We are grateful for the BIRD Foundation’s continued confidence in our work. Their ongoing support strengthens our ability to accelerate development toward the clinic and represents a vote of trust in our scientific and operational capabilities.”

This milestone reinforces NLS’s strategic focus on leveraging Kadimastem’s advanced stem-cell platform to expand its pipeline beyond central nervous system disorders into regenerative and metabolic medicine, supported by global collaborations and institutional partners such as the BIRD Foundation.

About NLS Pharmaceutics Ltd.

NLS (Nasdaq: NLSP) is a Swiss-based biopharmaceutical company focused on the development of innovative therapies for central nervous system disorders and related indications. For more information, visit www.nlspharma.com.

About Kadimastem Ltd.

Kadimastem (TASE: KDST) is a clinical-stage cell therapy company developing allogeneic, “off-the-shelf” cell products for neurodegenerative diseases and diabetes. For more information, visit www.kadimastem.com.

About the BIRD Foundation

The BIRD Foundation fosters collaboration between U.S. and Israeli companies in a wide range of technology sectors, providing conditional grants for joint industrial R&D projects that demonstrate potential for commercialization.

Forward-Looking Statements

This press release contains expressed or implied forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws.  For example, NLS and Kadimastem are using forward-looking statements when they discuss the ITOL-102 program, the expectation that this program will continue under the combined company NewCelX, and the anticipated benefits of the grant of BIRD. These forward-looking statements and their implications are based on the current expectations of the management of NLS and Kadimastem and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: risks related to the companies’ ability to complete the merger on the proposed terms and schedule, including risks and uncertainties related to the satisfaction of the closing conditions related to the merger agreement; unexpected costs, charges or expenses resulting from the transaction and potential adverse reactions or changes to business relationships resulting from the completion of the proposed merger; changes in technology and market requirements; either or both companies may encounter delays or obstacles in launching and/or successfully completing their clinical trials; the companies’ products may not be approved by regulatory agencies; their technologies may not be validated as they progress and their methods may not be accepted by the scientific community; either or both of the companies may be unable to retain or attract key employees whose knowledge is essential to the development of their products; unforeseen scientific difficulties may develop with the products being advanced by the companies; their products may wind up being more expensive than anticipated; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; the companies’ patents may not be sufficient; their products may harm recipients; changes in legislation may adversely impact either or both of the companies; inability to timely develop and introduce new technologies, products and applications; and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of candidate products to differ materially from those contemplated in such forward-looking statements. Except as otherwise required by law, NLS does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting NLS is contained under the heading “Risk Factors” in NLS’s annual report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission (“SEC”), which is available on the SEC’s website, www.sec.gov, and in subsequent filings made by NLS with the SEC, including under the heading “Risk Factors” in NLS’s proxy statement/prospectus, filed with the SEC on September 10, 2025.

Investor & Media Contacts

 NLS Contacts:

InvestorRelations@nls-pharma.com

www.nlspharma.com

Kadimastem Contacts:

Sarah Bazak, Investors relations

s.bazak@kadimastem.com

www.kadimastem.com

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